CONTRAVIR PHARMAECUTICALS, INC.

420 LEXINGTON AVENUE, SUITE 2012

NEW YORK, NEW YORK 10170

December 23, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:       Jeffrey P. Riedler, Assistant Director

Dan Greenspan

Melissa Rocha

Re:        ContraVir Pharmaceuticals, Inc.

Amendment No. 3 to Form 10

Filed November 21, 2013

File No. 000-55020

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Securities and Exchange Commission (“Commission”) as set forth in a comment letter dated December 11, 2013 (the “Comment Letter”) relating to Amendment No. 3 to the Registration Statement on Form 10 (the “Form 10”) of ContraVir Pharmaceuticals, Inc. (the “Company”). The answers set forth herein refer to each of the Staff’s comments by number.

Form 10-12G/A

1.            Please file the amendment, dated March 27, 2007, to the Patent and Technology License Agreement between Cardiff and ContraVir Research Incorporated (the Cardiff Agreement) as an exhibit to your Form 10-12G.

Response

The Company acknowledges the Staff’s comment and has filed the Cardiff Agreement as Exhibit 10.7 to the Form 10 in accordance with the Staff’s comment.

Exhibit 99.1 Information Statement

Business

2.             In your description of the BMS Agreement, please expand your disclosure to provide:

•      The total remaining amount of milestone payments that could be payable to BMS, if less than the $9 million figure disclosed on page 46;

•      The duration of milestone and royalty obligations owed to BMS; and

•      The respective rights of the parties to terminate the agreement and remaining obligations thereunder.

Response

The Company acknowledges the Staff’s comment and has updated pages 45 and 46 of the Form 10 in accordance with the Staff’s comment.

3.             In your description of Cardiff Agreement, please expand your disclosure to provide:

•      The precise nature and scope of the intellectual property licensed;

•      The duration of the agreement and royalty term;

•      The respective rights of the parties to terminate the agreement; and

•      Any material performance or financial obligations that must be satisfied in order to maintain the license.

Response

The Company acknowledges the Staff’s comment and has updated page 45 of the Form 10 in accordance with the Staff’s comment.

FV-100, page 46

4.             We note your response to our prior comment 2 and associated revisions to pages 47 and 49 of the Information Statement.  Please revise your description of the prior FV-100 studies to include all of the information from your response.  In particular, you should include mention that the FDA has not officially recognized “numerically favorable treatment difference” or “relative treatment difference” as standards and that the FDA does not expect statistical significance in Phase 2 clinical trials.

Response

The Company acknowledges the Staff’s comment and has updated page 47 of the Form 10 in accordance with the Staff’s comment.

Intellectual Property, page 50

5.             It appears that Cardiff and Rega Foundation were the joint owners of the patent rights and technology rights sub-licensed to ContraVir Research Incorporated in 2005 under the terms of the Patent and Technology License Agreement between Cardiff and Contravir Research Incorporated.  Please revise your disclosure of this license agreement to state that Cardiff and Rega were joint owners and discuss the nature of this joint ownership as it exists today and any rights retained in the intellectual property by Rega, a successor in interest, or a licensee thereof.

Response

The Company acknowledges the Staff’s comment and has updated page 51 of the Form 10 in accordance with the Staff’s comment.

6.             In addition, please disclose the history of the conveyance of rights to the intellectual property covered by the Cardiff Agreement beginning with its original owners and including the license to Contravir Research Incorporated and subsequent transfers to Inhibitex, BMS, Synergy and ContraVir.

Response

The Company acknowledges the Staff’s comment and has updated page 51 of the Form 10 in accordance with the Staff’s comment.

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If you have any further comments and/or questions, please contact the undersigned at (212) 297-0020 or Jeffrey J. Fessler, Esq. at Sichenzia Ross Friedman Ference LLP at (212) 930-9700.

Very truly yours,

/s/ Gary S. Jacob
Gary S. Jacob
Chief Executive Officer

cc:           Jeffrey J. Fessler, Sichenzia Ross Friedman Ference LLP

Stephen A. Cohen, Sichenzia Ross Friedman Ference LLP

Bernard F. Denoyer, ContraVir Pharmaceuticals, Inc.